April 16, 2013

Mark A. Cowan

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	MML Series Investment Fund (the “Registrant”)
1933 Act File No. 2-39334
1940 Act File No. 811-2224
Comments received for PEA No. 87 filed on March 1, 2013

Dear Mr. Cowan:

Below is a summary of the comments I received from you on April 2, 2013 regarding the above-mentioned Registrant, together with our responses. I appreciate the time you took to carefully review the documents and have tried to address your comments. I would greatly appreciate your contacting me at 413-744-6602 as soon as possible if you have any further questions or comments. Thank you.

Prospectus Comments

Comment 1:	MML Equity Index, Focused Equity, Fundamental Growth, Fundamental Value, Global, PIMCO Total Return, and Small Company Value Funds

The footnote describing an agreement to waive certain fees/expenses has the termination date of April 30, 2014 bracketed. Does that mean you expect the disclosure to change before going effective?

Response 1:	The brackets will be removed for the MML Equity Index, Fundamental Growth, Global, PIMCO Total Return, and Small Company Value Funds. The footnote will be removed for the MML Focused Equity and Fundamental Value Funds.

Comment 2:	MML Managed Volatility Fund

a.	Please explain supplementally whether the insurance company has any influence over the Fund’s hedging strategy or influence over the name change and/or change in strategy.

b.	Principal Strategies

(i)	The disclosure states that by writing index call options and purchasing index put options in addition to investing in equity securities, Gateway intends for the Fund’s volatility to be closer to intermediate-to-long-term fixed income investments than to equity investments. Please provide some context of the historical volatility of each type of investment for comparative purposes.

(ii)	Please consider explaining how gains and losses occur with the purchase of index put options at expiration.

(iii)	The disclosure states that the value of an index put option generally increases as stock prices decrease and decrease as those stocks increase in price. Please explain to the staff the situations where this does not occur.

(iv)	The disclosure states the Fund may not spend at any time more than 5% of its assets to purchase index options. Please explain to the staff the extent of coverage that this percentage provides in downside protection to the Fund.

c.	Performance Information

Please identify the secondary index in the narrative.

Response 2(a):	The insurance company does not have any influence over the Fund’s hedging strategy, which is determined by the Fund’s subadviser. The name and strategy changes were approved by the Fund’s Board of Trustees at the recommendation of the insurance company.

Response 2(b)(i):	Gateway Investment Advisers, LLC (“Gateway”), the Fund’s subadviser, has provided the following response:

Gateway’s strategy of writing index call options and purchasing index put options has been in place since 1988. That strategy has historically produced a volatility closer to intermediate-to-long-term fixed income investments than to equity investments as reflected in the historical performance of Gateway’s Index/RA composite. Using quarterly return data since 1988, the volatility (as measured by annualized standard deviation) of Gateway’s strategy is 6.97% for the period beginning January 1, 1988 through December 31, 2012. This falls between the Barclays Aggregate Bond Index’s standard deviation of 4.05% (an intermediate-term index) and the Barclays U.S. Long Govt/Credit Bond Index’s standard deviation of 8.53% (a long-term index) for the same period. Equity investments, represented by the S&P 500 Index, had a standard deviation of 15.99% over the same investment time horizon.

Response 2(b)(ii):	The following language will be added to the prospectus:

The Fund also buys index put options, which can protect the Fund from a significant market decline that may occur over a short period of time. The value of an index put option generally increases as the prices of the stocks constituting the index decrease, and decreases as those stocks increase in price. Assuming the Fund holds a purchased put option until expiration, the Fund will make money on it if the underlying index has fallen below the strike price of the option at the expiration date by an amount greater than the premium the Fund originally paid for the option (and any related transaction costs). The Fund will lose money on an index put option purchased by it if the underlying index has not fallen below the option’s strike price by an amount greater than the premium the Fund paid for the option (and any related transaction costs).

Response 2(b)(iii):	Gateway has provided the following response:

A put option’s delta is the option’s sensitivity to a given move in the underlying index. The closer the strike of the index put option to the underlying index level, the higher the delta. All other things being equal, as the underlying index price level falls, the value of the index put option will increase by the amount of the decline in the index price multiplied by the option’s delta. Conversely, as the index price level rises, the value of the index put option will decline by the amount of the increase in the index price multiplied by the option’s delta.

However there are other – usually more subtle – factors that may come into play. There is a time decay factor for index put options. It is possible that, on a day that stock prices decrease slightly, the time decay factor will outweigh the amount of price change due to the delta of the index put option, such that stock prices could decrease and the value of the index put would decrease as well. Another factor that can affect the price of an index put option is its implied volatility. The greater the expected volatility between the current date and expiration date, the higher the value of the index put option. The underlying index price level could decline, but the expected volatility before the expiration date could drop by a greater degree, thus causing the index put option price to actually fall.

Response 2(b)(iv):	Gateway has provided the following response:

Put coverage for the Fund should be thought of in notional terms. For example, to completely hedge a $200 million portfolio with S&P 500 Index put options, with the S&P 500 Index at a value of 1550, would imply the purchase of 1,290 S&P Index put contracts. That is derived by dividing $200 million by 1550, and then further dividing that by 100. One contract hedges the notional value of $155,000 (100*1550 price level). This holds true whether puts are purchased at-the-money or, for instance 10% out-of-the-money. In Gateway’s experience, the cost of purchasing 1- , 2- , and 3-month options with a notional amount equal to the value of a Fund’s portfolio should be less than 5% of the total assets of the Fund.

Response 2(c):	We will make this change.

Comment 3:	Allocation Funds

a.	Please provide more information on the MML custom indices, such as the allocation parameters in Item 4. Please also confirm that the allocation to each index will not change.

b.	Please explain supplementally why all indices (except the MSCI International) exclude taxes, but the MSCI indices do not. Are you only referring to foreign withholding tax?

Response 3(a):	This information is described in the back of the Prospectus in the section titled Index Descriptions. However, we will describe the custom index allocation percentages in the Item 4 narrative as well. The allocation percentages will not change unless the asset allocation of the portfolio changes (this has not happened) or we believe changing a benchmark is a better reflection of the manager’s investment approach or the industry.

Response 3(b):	The MSCI index returns reflect the reinvestment of dividends after the deduction of withholding taxes, using a tax rate applicable to non-resident institutional investors who do not benefit from double taxation treaties.

Comment 4:	With respect to the foreign portfolios, under Foreign Investment Risk, you mention “custody risk.” Please explain supplementally what you are referring to.

Response 4:	There are a number of functions performed by the Funds’ custodian that might be subject to heightened risks in connection with investments in emerging markets. These might include, for example, responding to corporate actions and collecting dividends/distributions (both of which functions might be delayed or even prevented depending on the sophistication and reliability of local market mechanisms), credit and performance risks of sub-custodians in emerging markets, and credit and performance risks of local securities depositories and clearing entities.

Comment 5:	Please be sure to update the series and class identifier to reflect the Fund’s name change.

Response 5:	We will do this.

Comment 6:	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert this action as defense in any proceeding initiated by the Commission.

Response 6:	We acknowledge the following: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Very truly yours,

/s/Jill Nareau Robert

Jill Nareau Robert

Assistant Secretary, MML Series Investment Fund

Assistant Vice President and Counsel, Massachusetts Mutual Life Insurance Company